UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2015.
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART PUERTO RICO 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart Puerto Rico 401(k) Plan
Financial Statements and
Supplemental Schedule

As of January 31, 2015 and 2014, and for the year ended January 31, 2015

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee
Walmart Puerto Rico 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Walmart Puerto Rico 401(k) Plan as of January 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended January 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Walmart Puerto Rico 401(k) Plan at January 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended January 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Walmart Puerto Rico 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Rogers, Arkansas
July 28, 2015

Walmart Puerto Rico 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
(Amounts in thousands)	2015	2014
Assets
Investments (at fair value)	$122,473	$109,207
Cash and Cash equivalents	12	71
Receivables due from broker	—	1
Net assets available for benefits	$122,485	$109,279
See accompanying notes.

Walmart Puerto Rico 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

(Amounts in thousands)	Year Ended
January 31, 2015
Additions
Company contributions	$5,175
Associate contributions	5,504
Interest and dividend income	375
Net appreciation in fair value of investments	9,682
Other, net	37
Total additions	20,773
Deductions
Administrative expenses	(395)
Benefit payments	(7,172)
Total deductions	(7,567)
Net increase	13,206
Net assets available for benefits at beginning of year	109,279
Net assets available for benefits at end of year	$122,485
See accompanying notes.

Walmart Puerto Rico 401(k) Plan
Notes to Financial Statements
January 31, 2015
1. Description of the Plan
The following description of the Walmart Puerto Rico 401(k) Plan (the "Plan") provides general information regarding the Plan as in effect on January 31, 2015. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. ("Walmart" or "the Company") reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined-contribution plan established by the Company on February 1, 1997, as the Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan. The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan ("Profit Sharing") applicable to Puerto Rico participants into the Plan. In connection with the merger, the Plan was renamed the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan. Effective February 1, 2011, the Plan was amended and restated to add new matching and discretionary contribution components. In connection with the Plan amendment and restatement effective February 1, 2011, the Plan was renamed the Walmart Puerto Rico 401(k) Plan. The Plan has a January 31 fiscal year end ("Plan Year").
Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan Year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.
The responsibility for operation, the investment policy and administration of the Plan (except for day-to-day investment management and control of assets) is vested in the Plan's Retirement Plans Committee. Retirement Plans Committee members are appointed by the Company's Vice-President, U.S. Benefits or successor title, with ratification of a majority of sitting committee members.
Banco Popular de Puerto Rico is the Plan's trustee. Effective September 2, 2014, the custodian function is performed by The Northern Trust Company ("Northern Trust Company" or the "Custodian"). Prior to this change, Merrill Lynch Investment Managers, LLC was the custodian of the Plan's assets. The trustee remits all contributions received from the Company to Northern Trust Company who invests those contributions as directed by participants according to the policies established by the Retirement Plans Committee. The Northern Trust Company has appointed Bank of America, N.A. as the sub-custodian of the Plan for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record-keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
Contributions
Eligible associates may elect to contribute up to 50% of their eligible wages, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollover contributions).
Wal-Mart Puerto Rico, Inc. ("Walmart Puerto Rico") makes a dollar-for-dollar matching contribution on each participant dollar contributed to the Plan up to 6 percent of each participant's eligible wages for the Plan year. Matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. The matching contribution is intended to be the primary type of Walmart Puerto Rico contributions to the Plan; however, Walmart Puerto Rico may elect to make additional types of contributions to the Plan. No such additional types of contributions were made for plan year ended January 31, 2015. All contributions are subject to certain limitations in accordance with provisions of the Puerto Rico Internal Revenue Code of 2011 ("Puerto Rico Code").

Participant Accounts
Each participant's account is adjusted net of administrative expenses for earnings (losses) which are determined by the investments held in each participant's account, the participant's contribution, and an allocation of the Company's contributions to the Plan made on the participant's behalf. Forfeitures of non-vested Profit Sharing contributions are used to pay Plan expenses for the Plan year in which they occur or in the next following Plan year to restore account balances of rehired participants or participants whose distributions were previously unclaimed.
Vesting
Participants are immediately vested in all elective contributions, catch-up contributions, matching contributions, Qualified Non-Elective contributions and rollover contributions. A participant's Profit Sharing contribution account shall vest based on years of service at a rate of 20% per year from years two through six and may become fully vested upon participant retirement at age 65 or above, total and permanent disability, or death.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Company common stock, with partial or fractional shares paid in cash even if such contributions are not invested in Company common stock. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Company common stock, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Company common stock as of the date distributions are processed. To the extent the participant's Profit Sharing contributions are not invested in Company common stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants' salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Commonwealth of Puerto Rico's Department of Treasury. In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age.
Plan Termination
While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of the Code and ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
Investment Options
A participant may direct the Trustee to invest any portion of his or her elective contributions, catch-up contributions, matching contributions, Qualified Non-Elective contributions and rollover contributions in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2015, include a variety of common/collective trusts; myRetirement Funds, which consist of mutual funds and common/collective trusts; an International Equity Fund, which consists of mutual funds and common/collective trusts; a Small Mid Cap Growth Equity Fund, which consists of common/collective trusts; a Small Mid Cap Value Equity Fund, which consists of mutual funds and common/collective trusts; a Large Cap Growth Equity Fund, which consists of common/collective trusts; and a Bond Fund, which consists of common/collective trusts. The myRetirement Funds are a series of customized investment options created solely for Plan participants by the Retirement Plans Committee and are commonly known as target retirement date funds. Participants may change their selections at any time.
A participant may direct the Trustee to invest any portion of his or her Profit Sharing contributions in available investment options including Walmart common stock or any of the investment options for elective contributions described previously.
Participant investments not directed by the associate are invested by the Trustee as determined by the Retirement Plans Committee.

2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting. Shares of mutual funds are valued at published prices, which represent the net asset values of shares held by the Plan at the Plan year end. Shares of money market funds are stated at cost, which approximates fair value. Wal-Mart Stores, Inc. common stock is stated at fair value, which equals the exchange quoted market price on the last business day of the Plan Year. Investments in common/collective trust funds are stated at net asset value based on the fair value of the underlying assets as determined by the respective fund. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year. Benefit payments are recorded when paid. Walmart Puerto Rico contributions are recorded by the Plan in the period in which they were accrued by Walmart Puerto Rico. Walmart Puerto Rico contributions to the Plan related to the Plan Year ended January 31, 2015, were paid throughout the Plan Year.
Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements, notes and supplemental schedule. Actual results could differ from these estimates.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board updated the accounting standards related to fair value measurement for investments that are measured at net asset value. The standard eliminates the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. In addition, the update limits disclosures to investments for which the entity elected to measure the fair value using the practical expedient rather than all eligible investments. The standard is effective for interim and annual periods beginning after December 15, 2015. The standard should be applied retrospectively to all periods presented and early adoption is permitted. There will be no impact of the standard to the Plan’s Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.

3. Investments
The Custodian holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
During the 2015 Plan year, the Plan's investments (including investments purchased, sold and held during the year) appreciated in value as follows:

(Amounts in thousands)	Net Appreciation in Fair Value of Investments
Wal-Mart Stores, Inc. Common Stock	$209
Mutual Funds	1,639
Common/Collective Trusts	7,834
Total	$9,682
The fair value of individual investments that represent five percent or more of the Plan's net assets are as follows:

	January 31,
(Amounts in thousands)	2015	2014
BlackRock Russell 1000 Index Non-Lendable Fund F	$27,397	$25,324
Wal-Mart Stores, Inc. Common Stock	16,328	14,808
BlackRock MSCI ACWI ex-US IMI Index Non-Lendable Fund F	13,264	11,453
BlackRock US Debt Index Non-Lendable Fund F	13,016	*
Prudential Core Plus Bond Fund	10,318	9,173
BlackRock Developed Real Estate Index Non-Lendable Fund F	7,912	6,600
PIMCO Total Return Fund Institutional Class	—	9,181
* These investments did not represent five percent or more of the Plan's net assets as of January 31, 2014.

4. Fair Value Measurements
The Plan records and discloses financial assets and liabilities at their fair value and non-financial assets and liabilities approximate fair value. The fair value of an asset is the price at which the asset could be sold in an ordinary transaction between unrelated, knowledgeable and willing parties able to engage in the transaction. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using the fair value hierarchy, which prioritizes the inputs used in measuring fair value. The levels of the fair value hierarchy are:

•	Level 1: observable inputs such as quoted prices in active markets;

•	Level 2: inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•
Level 3: unobservable inputs for which little or no market data exists, therefore requiring the Plan to develop its own assumptions. There were no Level 3 investments in the Plan as of January 31, 2015 or 2014.

 The valuation of financial instruments carried at fair value on a recurring basis is as follows:

	Fair Value Measurements as of January 31, 2015
(Amounts in thousands)	Level 1	Level 2	Total
Assets:
Equity Securities
Wal-Mart Stores, Inc. Common Stock (a)	$16,328	$—	$16,328
Total Equity Securities	16,328	—	16,328
Mutual Funds
International Equity Fund (a)	5,214	—	5,214
Real Return (a)	3,019	—	3,019
US Equity (Small Mid Cap Value) (a)	806	—	806
Total Mutual Funds	9,039	—	9,039
Common/Collective Trusts
Real Return (b)	—	3,934	3,934
US Equity - Large Cap Funds (b)	—	36,062	36,062
International Equity (b)	—	18,515	18,515
US Equity (Small Mid Cap) (b)	—	5,829	5,829
Short Term Investment Fund (b)	—	538	538
Bonds (b)	—	24,316	24,316
Global Real Estate Investment Trusts (b)	—	7,912	7,912
Total Common/Collective Trusts	—	97,106	97,106
Total Investments at Fair Value	$25,367	$97,106	$122,473

(a)	Fair value is based on quoted price in active market.

(b)
Fair value is based on the Net Asset Value provided by the issuer, calculated as the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.

	Fair Value Measurements as of January 31, 2014
(Amounts in thousands)	Level 1	Level 2	Total
Assets:
Equity Securities
Wal-Mart Stores, Inc. Common Stock (a)	$14,808	$—	$14,808
Total Equity Securities	14,808	—	14,808
Mutual Funds
Bond Fund (a)	9,181	—	9,181
International Equity Fund (a)	4,477	—	4,477
Real Return (a)	2,755	—	2,755
Small Mid Cap Value Fund (a)	779	—	779
Total Mutual Funds	17,192	—	17,192
Common/Collective Trusts
US Equity - Large Cap Funds (b)	—	33,180	33,180
International Equity Fund(b)	—	15,971	15,971
Bond Funds (b)	—	11,867	11,867
Real Assets/Global Real Estate Investment (b)	—	6,600	6,600
US Equity - Small Mid Cap Funds (b)	—	4,924	4,924
Real Return (b)	—	3,553	3,553
Short Term Investment Funds (b)	—	572	572
US Equity - Small Cap Funds (b)	—	540	540
Total Common/Collective Trusts	—	77,207	77,207
Total Investments at Fair Value	$32,000	$77,207	$109,207

(a)	Fair value is based on quoted price in active market.

(b)
Fair value is based on the Net Asset Value provided by the issuer, calculated as the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.

5. Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

(Amounts in thousands)	January 31,
	2015	2014
Net assets available for benefits per the financial statements	$122,485	$109,279
Less: Amounts allocated to withdrawn participants	(60)	(5)
Net assets available for benefits per the Form 5500	$122,425	$109,274
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the Plan year ended January 31, 2015:

(Amounts in thousands)
Net increase per the financial statements	$13,206
Less: Amounts allocated to withdrawn participants at January 31, 2015	(60)
Add: Amounts allocated to withdrawn participants at January 31, 2014	5
Net income plus transfers of assets to this plan per the Form 5500	$13,151
Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.
6. Tax Status
The Plan has received a determination letter from the Commonwealth of Puerto Rico's Department of Treasury ("Treasury") dated May 12, 2005, stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC-94") and, therefore, the related trust is exempt from taxation. The PRIRC-94 was replaced January 31, 2011 by the Puerto Rico Code, and the retirement plan rules are now enacted as Puerto Rico Code Section 1081.01. Subsequent to this determination by the Treasury, the Plan was amended and restated and submitted to the Treasury for a determination letter under the Puerto Rico Code. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification and tax-exempt status of the related trust. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Puerto Rico Code and continues to be qualified and, accordingly, that the related trust continues to be tax-exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service (IRS) and Treasury. The Company has analyzed the tax positions taken by the Plan and has concluded that as of January 31, 2015, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan remains subject to income tax examinations for fiscal 2012 and subsequent fiscal years.
7. Related Party Transactions
At January 31, 2015 and 2014, the Plan held 192,140 and 198,289 shares of common stock of the Company, with a fair value of approximately $16 million and $15 million, respectively. For the year ended January 31, 2015, the Plan recorded dividend income on the common stock of the Company of approximately $374,857.
8. Subsequent Events
Effective February 1, 2015, the Plan was amended to delay cash-out distributions from age 65 to age 70.

Supplemental Schedule
Walmart Puerto Rico 401(k) Plan
EIN #71-0415188, Plan #004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2015

(Amounts in thousands, except share information)
Identity of Issue and Description of Investment	Investments at Fair Value
EMPLOYER COMMON STOCK
Wal-Mart Stores, Inc. Common Stock*; 192,140 shares	$16,328
TOTAL EMPLOYER COMMON STOCK	16,328
MUTUAL FUNDS
American EuroPacific Growth Fund R6	5,214
PIMCO All Asset Fund Institutional Class	3,019
DFA US Targeted Value Portfolio Institutional Class	806
TOTAL MUTUAL FUNDS	9,039
COMMON/COLLECTIVE TRUSTS
BlackRock Russell 1000 Index Non-Lendable Fund F	27,397
BlackRock MSCI ACWI ex- US IMI Index Non-Lendable Fund F	13,264
BlackRock US Debt Index Non-Lendable Fund F	13,016
Prudential Core Plus Bond Fund	10,318
BlackRock Developed Real Estate Index Non-Lendable Fund F	7,912
Mondrian Wal-Mart Focused International Equity Fund	5,251
BlackRock Russell 1000 Value Non-Lendable Fund F	4,999
Wellington CIF II Diversified Inflation Hedges	3,934
Rainier Large Cap Growth Collective Trust Fund	3,553
The Boston Company, Inc. Pooled Employee Funds US Small-Mid Capitalization Growth Equity Fund	3,116
Westwood SmidCap Trust	1,921
BlackRock US Treasury Inflation Protected Securities Non-Lendable Fund F	982
BlackRock Russell 2000 Index Non-Lendable Fund F	688
BlackRock Government Short-Term Investment Fund	538
BlackRock Russell 1000 Growth Non-Lendable Fund F	113
BlackRock Russell 2500 Index Non-Lendable Fund F	104
TOTAL COMMON/COLLECTIVE TRUSTS	97,106
TOTAL INVESTMENTS	$122,473
* Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Walmart Puerto Rico 401(k) Plan

Date: July 28, 2015	By:	/s/ Sally Welborn
Sally Welborn
Senior Vice President, Global Benefits
Wal-Mart Stores, Inc.